Nasdaq Stock Market Informs G. Willi-Food International Ltd. That Its Ordinary Shares are Subject to Delisting From The Nasdaq Small Cap Market Due
         To Failure to Meet Specified Continued Listing Requirements

      YAVNE, Israel, July 21, 2003 - The Nasdaq Listing Qualification staff informed G. Willi-Food International Ltd. (Nasdaq: WILCF) on July 18, 2003 that the Company is not in compliance with the continuing listing requirements of Nasdaq Marketplace Rule 4310(c)(7) requiring at least 500,000 publicly held shares and that the Nasdaq Staff is, accordingly, reviewing the Company's eligibility for continued listing of its Ordinary Shares on the Nasdaq SmallCap Market. If, after the completion of its review, the Nasdaq Staff determines that Company cannot adequately address the issues noted in the correspondence from the Nasdaq Staff, Nasdaq will then provide written notification of delisting. The Staff also informed the Company that it will have a right to appeal the Staff's decision upon the issuance of such a written notification. The Company is reviewing the alternatives available to it. Further updates will be provided as additional information becomes available.

      G. Willi-Food International Ltd. is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The Company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The Company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

      Except for the historical matters discussed above, the statements in this press release are forward looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. They are based on the Company's current expectations and are subject to a number of risks and uncertainties, including factors detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2002.